

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Nicholas S. Schorsch
Managing Member
Bellevue Capital Partners, LLC
222 Bellevue Avenue
Newport, RI 02840

> **Re: Bellevue Capital Partners, LLC**
> **American Strategic Investment Co.**
> **Schedule TO-T Filed May 7, 2024**
> **File No. 005-90261**

Dear Nicholas S. Schorsch:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-T Filed May 7, 2024

General

1. Given that the Offer seeks to buy less than all of the outstanding class of securities, and Bellevue is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position that the financial condition of Bellevue is immaterial to a shareholder's decision whether or not to participate in the Offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

2. We note that Bellevue currently owns approximately 50.6% of the Company's common stock. Given Bellevue's existing affiliate status, please provide an analysis as to why the Offer should not be deemed the first step in a going private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General

Instruction D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange Act Release No. 34-17719.

Withdrawal Rights, page 14

3. Under Section 14(d)(5) of the Exchange Act, tendered shares may be withdrawn if not accepted for payment at any time after 60 days from commencement of the offer. Please revise to note the existence of such "back end" withdrawal rights in this Offer. Refer to Item 4 of Schedule TO and Item 1004(a)(1)(vi) of Regulation M-A.

Conditions of the Offer, page 16

4. On page 16 of the Offer to Purchase, you have included a condition that will be triggered by "the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States." Given current ongoing hostilities, please revise this disclosure to explain what is meant by "indirectly involving the United States" for purposes of this condition so that shareholders can better understand its scope.

5. Refer to the first, second, and seventh conditions listed on pages 16-17 of the Offer to Purchase and the terms "threatened" and "position or policy." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise these terms so that each of these conditions are objectively determinable.

6. Refer to the following statement on page 17 of the Offer to Purchase: "If any of the conditions referred to above is not satisfied, we may . . . delay acceptance for payment or payment for shares, subject to applicable law, until satisfaction of waiver of the conditions to the Offer." All conditions to an offer, except conditions relating to the receipt of governmental approvals necessary to consummate the offer, must be satisfied or waived as of expiration. Please revise this statement to remove the implication that you may lawfully delay acceptance for payment for reasons other than satisfying Offer conditions involving the receipt of governmental approvals, or advise.

Certain Information Concerning Us, page 19

7. Please revise your disclosure in this section and in Schedule I to the Offer to Purchase to include the information required by Item 3 of Schedule TO and Item 1003(c) of Regulation M-A, including material occupations, positions, offices or employment during the past five years for any natural person specified in General Instruction C of Schedule TO. Your revised disclosure should include the name, principal business and address of each corporation or other organization which currently or previously employed such natural persons.

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 19

8.   Refer to the following statement on page 20 of the Offer to Purchase: "For more information regarding the Company's related party transactions, please see the Company's definitive proxy statement on Schedule 14A, filed with the SEC on April 17, 2024." Please provide the basis upon which you are relying to incorporate disclosure from the Company's definitive proxy statement on Schedule 14A, filed on April 17, 2024. We note that General Instruction F of Schedule TO provides instructions regarding incorporation by reference to the Schedule TO itself, as opposed to another document, such as the Offer to Purchase, that the Schedule TO incorporates by reference.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions